

June 28, 2010

Mr. Selim A. Bassoul
Chief Executive and Director
The Middleby Corporation
1400 Toastmaster Drive
Elgin, Illinois 60120

> **Re:** **The Middleby Corporation**
> **Form 10-K for Fiscal Year Ended January 2, 2010**
> **Filed on March 3, 2010**
> **File No. 1-9973**

Dear Mr. Bassoul:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the Fiscal Year Ended January 2, 2010

Item 9A. Controls and Procedures, page 80
Management's Report on Internal Control over Financial Reporting, page 81

1. In future filings, please include in management's report a statement that the registered public accounting firm that audited the financial statements included in the annual report has issued an attestation report on your internal control over financial reporting. Please refer to Item 308(a)(4) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedule, page 84

2. We note that you do not appear to have publicly filed all of the schedules and exhibits to
    Exhibit 10.1 (Fourth Amended and Restated Credit Agreement) and all of the exhibits
    and signature pages to Exhibit 10.13 (First Amendment to the Fourth Amended and
    Restated Credit Agreement). Please file complete versions of these agreements,
    including all of their schedules, exhibits and signature pages, with your next periodic
    report or, if you wish, a current report on Form 8-K. In addition, regarding Exhibit
    10.13, we note that the exhibit index states that you filed the underlying agreement with a
    current report on Form 8-K filed on August 8, 2008; however, the EDGAR system
    reflects this filing as having been made on August 14, 2008. Please revise your exhibit
    index accordingly in future filings.

Quarterly Report on Form 10-Q for the Quarterly Period Ended April 3, 2010

Item 4.Controls and Procedures, page 32

3. We note your statement that "As of April 3, 2010, the company carried out an evaluation,
    under the supervision and with the participation of the company's management, including
    the company's Chief Executive Officer and Chief Financial Officer, of the effectiveness
    of *the design and operation of* the company's disclosure controls and procedures." As the
    requirements of Item 307 of Regulation S-K pertain to the effectiveness of your
    disclosure controls and procedures, rather than the effectiveness of *the design and
    operation of* you disclosure controls and procedures, in future filings please revise your
    disclosure accordingly to comply with the requirements of the regulation.

Definitive Proxy Statement on Schedule 14A filed March 24, 2010

General

4. We note that the company does not appear to have included any disclosure in response to
    Item 402 (s) of Regulation S-K. Please advise us of the basis for your conclusion that
    disclosure is not necessary and describe the process you undertook to reach that
    conclusion.

Risk Oversight, page 7

5. In future filings, please disclose the effect that the board's role in the risk oversight has on
    the board's leadership structure. Please refer to Item 407(h) of Regulation S-K.

Executive Compensation, page 9

Compensation Discussion and Analysis, page 9

Compensation Decision-Making Process, page 10

6. We note your disclosure that "[t]he total compensation of Named Executive Officers and senior management of the Company are set at levels intended to be competitive with amounts paid to executive officers and senior managers with comparable qualifications, experience, and responsibilities at other businesses of similar type or market capitalization, with an emphasis on pay for performance." Notwithstanding your statement that you do not benchmark compensation, this process appears to constitute benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K. With a view toward future disclosure, please tell us what impact this information had on your compensation decisions for the most recently completed fiscal year. In doing so, please clarify how you gather this information and the extent to which your compensation decisions are derived from or based on a comparison to peer companies, being sure to identify the peer companies by name, or otherwise describe your methodologies for utilizing comparative information when implementing your compensation policies or making specific compensation awards. To the extent any specific elements of compensation are tied to a benchmark, please identify the benchmark and discuss where your actual payments and awards fell with respect to the benchmark, and to the extent that actual compensation deviated from the benchmark, please provide an explanation of the reasons for this deviation. Please refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website.

Annual Performance-Based Incentive Programs, page 11

Management Incentive Compensation Plan, page 11

7. With a view towards future disclosure, please tell us what the dollar amounts of the EBITDA goals were for 2009 and, for the goals that were satisfied, the dollar amounts of EBITDA actually achieved with respect to those goals. In addition, please tell us in detail how you determined the specific amounts of the MICP awards for 2009 shown in the summary compensation table.

Long Term Equity-Based Incentive Programs, page 13

8. With a view towards future disclosure, please tell us how you define return on equity for purposes of the replacement equity awards.
   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding the above comments, please contact Errol Sanderson, Financial Analyst at (202) 551-3746 or Dietrich King, Attorney at (202) 551-3338.

Sincerely,

Pamela A. Long
Assistant Director